UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ITEM 1
(a) Name of Issuer: AUDIOVOX CORP.
(b) Address of Issuer: 150 Marcus Blvd.
                       Hauppauge, NY 11788

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 050757103

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 1,727,465
(b) Percent of class: 7/49%
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		1,727,465